Exhibit 99.1

Immuron launch PROIBS® for Irritable Bowel Syndrome (IBS)

Melbourne, Australia, October 24, 2025: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company is pleased to announce the official launch of PROIBS® into the Australian market. Immuron has already received pharmacy orders for the innovative product that treats the symptoms of medically diagnosed Irritable Bowel Syndrome (IBS). Immuron has been a leader in digestive health in Australia for many years. PROIBS® will join Immuron’s product portfolio which includes the rapidly growing Travelan® brand building on the premium efficacy product range that will deliver better outcomes for consumers that Pharmacists will love to recommend.

Flavio Palumbo, Chief Commercial Officer said “It has been a lot of work to develop an accelerated launch for PROIBS® in Australia, right in time for the peak festive season where IBS symptom triggers are highest. Our launch will focus on online and selected pharmacies to begin, supported by an awareness and trial campaign across digital marketing and social media. We understand the consumer’s universal truth that IBS sufferers struggle to find solutions that work and are easy to use. PROIBS® solves that, and our initial focus will be on communicating that finally there is a relief for their IBS symptoms. We believe once Australian consumers try PROIBS®, they will love it!”

Irritable bowel syndrome (IBS) is a common condition where you experience symptoms related to your digestive system. This is sometimes linked to certain foods, lifestyle habits and stress levels or mood. IBS affects around 3 out of every 10 people. Females are more likely than males to be affected. Some key symptoms of IBS include: abdominal pain or discomfort; stomach bloating and wind; chronic diarrhoea or constipation, or alternating between the two.1 According to available data, the IBS treatment market in Australia is estimated to be a part of the broader “Digestives & Intestinal Remedies” market, generating a revenue of around AU$221.14 million in 2025, with a projected annual growth rate of 3.28%.2

PROIBS® - to help patients treat IBS symptoms PROIBS® is a certified medical device for the treatment of IBS symptoms such as abdominal pain, bloating and unsettled bowel movements (diarrhoea and/or constipation). PROIBS® contains AVH200®, derived from the plant Aloe barbadensis. Mill. AVH200® has gel forming components which support the intestinal mucosal barrier. As IBS is known to affect individuals for a long period of time, it is essential to have a treatment appropriate for long-term use –as PROIBS® is. The product is safe, and no interactions with other medications are known. Science-driven innovative Calmino group AB, the developer of PROIBS®, conducted a usability study among 1,003 users. PROIBS® was helpful for 94% of them. 91% of the users experienced an improvement in daily life and 98% would recommend PROIBS® to someone else. To learn more please check: www.proibs.eu and www.proibs.com.au.

1.	https://www.healthdirect.gov.au/irritable-bowel-syndrome-ibs

2.	https://www.statista.com/outlook/hmo/otc-pharmaceuticals/digestives-intestinal-remedies/australia

3.	Otto W, Najnigier B, Stelmasiak T, Robins-Browne RM. Randomized control trials using a tablet formulation of hyperimmune bovine colostrum to prevent diarrhoea caused by enterotoxigenic Escherichia coli in volunteers. Scandinavian Journal of Gastroenterology. 2011;46:862-868.

This release has been authorised by the directors of Immuron Limited.

Steven Lydeamore Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.

For more information visit: https://www.immuron.com.au

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.